# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AKOYA BIOSCIENCES, INC., CIK 0001711933
CUSIP: 00974H104
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 100 Campus Drive, 6th Floor, Marlborough, Massachusetts (MA), 01762
Date of event which requires filing of this statement: 04/28/2025
Amends the filing with accession number 0001104659-25-004203
Filed by CIK 0001503274
Persons authorized to receive notices and communications: Masoud Toloue, Quanterix Corporation, 900 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821, (617) 301-9400

## Reporting persons
- Quanterix Corporation (CIK 0001503274): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,560,609; sole dispositive power 0; shared dispositive power 30,560,609; aggregate amount beneficially owned 30,560,609 (55.6% of the class)
  Comment: * Beneficial ownership of the Akoya Common Stock (as defined below) is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such Akoya Common Stock as a result of the Akoya Voting Agreements (as defined below) described in Item 3, Item 4 and Item 5 of this Schedule 13D/A. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Akoya Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
  
  The shares of Akoya Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 30,560,609.00 outstanding shares of Akoya Common Stock that are currently subject, in the aggregate, to the Akoya Voting Agreements, but does not include shares of Akoya Common Stock underlying any stock options or any restricted stock units held by the Supporting Stockholders (as defined below). Based on information provided by the Supporting Stockholders, as of April 23, 2025, there were 3,279,766 shares of Akoya Common Stock underlying stock options and 831,250 shares of Akoya Common Stock underlying restricted stock units, held in aggregate by the Supporting Stockholders. Upon the exercise of any such stock options or vesting of any such restricted stock units, or any other security exchangeable for any Akoya Common Stock, by a Supporting Stockholder, such shares of Akoya Common Stock acquired upon such exercise or vesting, as the case may be, shall be included under the applicable Akoya Voting Agreement, and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Akoya Common Stock, if any.
  
  The percentage calculation is based on 49,875,399 shares of Akoya Common Stock outstanding as of April 23, 2025 (based on the representations by Akoya (as defined below) in the Merger Agreement (as defined below)).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: AKOYA BIOSCIENCES, INC.
Address of issuer's principal executive offices: 100 Campus Drive, 6th Floor, Marlborough, Massachusetts (MA), 01762
Comment: This Amendment No.1 to the statement on Schedule 13D (this "Schedule 13D/A") relates to the shares of common stock, par value $0.00001 per share ("Akoya Common Stock"), of Akoya Biosciences, Inc., a Delaware corporation ("Akoya"). Akoya's principal executive offices are located at 100 Campus Drive, 6th Floor, Marlborough, Massachusetts 01752.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed by Quanterix Corporation ("Quanterix" or the "Reporting Person"), a Delaware corporation. The telephone number of the Reporting Person is (617) 301-9400. Quanterix is a life sciences company that has developed digital immunoassay platforms to advance life sciences research and diagnostics, based on Quanterix's proprietary digital "Simoa" detection technology that enables customers to reliably detect protein biomarkers at ultra-low concentrations in blood, serum and other fluids.

The name of each member of the Board of Directors and each executive officer of the Reporting Person is set forth on Schedule A hereto.
Residence or business address: The principal business address of the Reporting Person is 900 Middlesex Turnpike, Billerica, Massachusetts 01821. The business address of each member of the Board of Directors and each executive officer of the Reporting Person is set forth on Schedule A hereto.
Present principal occupation or employment: The present principal occupation or employment of each member of the Board of Directors and each executive officer of the Reporting Person is set forth on Schedule A hereto.
Criminal convictions in the last five years: During the last five years, Quanterix has not, and to the best of Quanterix's knowledge, none of the persons listed on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Quanterix has not, and to the best of Quanterix's knowledge, none of the persons listed on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship of each member of the Board of Directors and each executive officer of the Reporting Person is set forth on Schedule A hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Each Supporting Stockholder (as defined below) entered into one of the Akoya Voting Agreements, as described in Item 4 of this Schedule 13D/A (the terms of which are hereby incorporated by reference) as an inducement to Quanterix's willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D/A (the terms of which are hereby incorporated by reference). The shares of Akoya Common Stock to which this Schedule 13D/A relates have not been purchased by Quanterix and no payments were made by or on behalf of Quanterix in connection with the execution of the Akoya Voting Agreements.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 28, 2025, Quanterix entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") with Wellfleet Merger Sub, Inc, a Delaware corporation and a wholly owned subsidiary of Quanterix ("Merger Sub"), and Akoya. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Akoya (the "Merger"), with Akoya surviving the Merger as a wholly owned subsidiary of Quanterix. The Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of January 9, 2025, by and among Quanterix, Merger Sub and Akoya (the "Original Merger Agreement").

Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Akoya Common Stock outstanding immediately prior to the Effective Time (other than shares held as of the Effective Time by Quanterix, Merger Sub, any direct or indirect wholly owned subsidiary of Quanterix or Akoya, shares held by Akoya in treasury, or shares as to which a holder shall have properly demanded appraisal and not have withdrawn or lost such claim for appraisal) will be converted into the right to receive (a) 0.1461 (the "Exchange Ratio") of a fully paid and nonassessable share of common stock, par value $0.001 per share, of Quanterix (the "Quanterix Common Stock" and the shares so delivered in respect of each share of Akoya Common Stock, the "Per Share Stock Consideration") and, if applicable, cash in lieu of fractional shares, subject to any applicable withholding, (b) $0.38 in cash, without interest (the "Per Share Cash Consideration" and, together with the Per Share Stock Consideration, the "Per Share Merger Consideration").

As of immediately prior to the Effective Time, each restricted stock unit in respect of shares of Akoya Common Stock (each, an "Akoya RSU") that is outstanding and:

o unvested immediately prior to the Effective Time (a "Rollover RSU") will automatically be converted into an award of restricted stock units with respect to Per Share Merger Consideration such that the holder thereof will have the right to receive, upon vesting, the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Rollover RSU immediately prior to the Effective Time. Each Rollover RSU will otherwise remain subject to the same terms and conditions, including vesting, as were applicable to the relevant Akoya RSU immediately prior to the Effective Time, except that Akoya RSUs that, by their existing terms, provide for vesting acceleration triggered in connection with the Effective Time will be so accelerated in accordance with such terms; and

o vested immediately prior to the Effective Time (including after giving effect to the vesting acceleration referred to in the bullet above) will automatically be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Akoya RSU.

As of immediately prior to the Effective Time, each option to acquire shares of Akoya Common Stock (each, an "Akoya Option") that is outstanding will, if unvested, become vested and:

o if the per share exercise price for the shares underlying such Akoya Option is equal to or greater than the implied value of the Per Share Merger Consideration (as determined pursuant to the Merger Agreement), will automatically terminate and be cancelled for no consideration; and

if the per share exercise price for the shares underlying such Akoya Option is less than the value of the Per Share Merger Consideration, will automatically terminate and be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of a number of shares of Akoya Common Stock determined assuming a synthetic cashless exercise of such Akoya Options as determined based on the aggregate excess of the per share exercise price of such Akoya Options divided by the value of the Per Share Merger Consideration.

In connection and concurrently with the execution of the Original Merger Agreement, Quanterix entered into a Voting and Support Agreement (the "Original Akoya Voting Agreement") with each of Telegraph Hill Partners III, L.P., THP III Affiliates Fund, LLC, Piper Sandler Merchant Banking Fund II, L.P., aMoon Growth Fund II L.P., Myla Lai-Goldman, Brian McKelligon, Scott Mendel, Thomas Raffin, Thomas P. Schnettler, Robert G. Shepler, Matthew Winkler, Pascal Bamford, John Frederick Ek, Jennifer Kamocsay, and Niro Ramachandran (collectively, the "Original Supporting Stockholders"). Each of Ms. Lai-Goldman and Messrs. McKelligon, Mendel, Raffin, Schnettler, Shepler, and Winkler is a director of Akoya. Each of Ms. Kamocsay and Messrs. McKelligon, Bamford, Ek, and Ramachandran is an executive officer of Akoya.

In connection with the execution of the Merger Agreement, on April 28, 2025, Quanterix and each of the Original Supporting Stockholders, other than aMoon Growth Fund II L.P. entered into a Consent and Waiver (the "Akoya Stockholder Consent and Waiver") whereby such Original Supporting Stockholders consented to the entry into the Merger Agreement by Quanterix, Merger Sub and Akoya and the modifications effected thereby to the Original Merger Agreement, and agreed with Quanterix to make certain technical amendments so that the terms of the Original Akoya Voting Agreement are consistent with the terms of the Merger Agreement. As a result of the Akoya Stockholder Consent and Waiver, the Original Supporting Stockholders party thereto remain subject to their obligations under the Original Akoya Voting Agreement as they relate to the Merger Agreement, as described below.

In addition, in connection with the execution of the Merger Agreement, on April 28, 2025, Quanterix entered into a Voting and Support Agreement (the "Additional Akoya Voting Agreement" and, together with the Original Akoya Voting Agreement, the "Akoya Voting Agreements") with certain stockholders of Akoya affiliated with Blue Water Life Science Advisors (the "Additional Supporting Stockholders" and, collectively with the Original Supporting Stockholders who are party to the Akoya Stockholder Consent and Waiver, the "Supporting Stockholders") in similar terms as the Original Akoya Voting Agreement.

Pursuant to the applicable Akoya Voting Agreement, each of the Supporting Stockholders has agreed, among other things and subject to the respective terms thereof, to vote all shares of Akoya Common Stock beneficially owned by such Supporting Stockholders (i) in favor of adoption of the Merger Agreement, the Merger and the approval of the transactions contemplated in the Merger Agreement and actions directly related thereto, and in favor of any proposal to adjourn or postpone the meeting of Akoya's stockholders called upon to vote on the adoption of the Merger Agreement if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held; and (ii) against certain proposals for competing transactions involving Akoya or any acquisition agreement related to such proposals, against actions, proposals, transactions or agreements that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under the applicable Akoya Voting Agreement or of Akoya under the Merger Agreement, and against certain other specified corporate transactions or actions or any corporate action which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation of the transactions contemplated in the Merger Agreement.

Each Supporting Stockholder has also granted an irrevocable proxy to Quanterix under the applicable Akoya Voting Agreement for voting each share of Akoya Common Stock held by such Supporting Stockholder with respect to the matters described in clauses (i) and (ii) in the paragraph above.

Each of the Akoya Voting Agreements, and the proxy respectively granted thereunder by the relevant Supporting Stockholder, will terminate upon the earlier of (i) the Effective Time, (ii) termination of such Akoya Voting Agreement by written notice from Quanterix to the Supporting Stockholders party thereto, (iii) termination of the Merger Agreement in accordance with its terms, (iv) with respect to any Supporting Stockholder party thereto, the entry into any amendment to the Merger Agreement without the prior written consent of such Supporting Stockholder that results in a decrease in the Per Share Stock Consideration or the Per Share Cash Consideration or a change in the form of consideration payable under the Merger Agreement, or (v) with respect to any Supporting Stockholder party thereto, the extension of the Termination Date (as defined in the Merger Agreement and beyond any extension that is already contemplated in the Merger Agreement in accordance with its current terms) without the prior written consent of such Supporting Stockholder.

The Original Akoya Voting Agreement also contemplates that, in the event that the board of directors of Akoya changes its recommendation with respect to the adoption of the Merger Agreement to be submitted to the stockholders of Akoya for approval, then the number of shares of Akoya Common Stock subject to the obligations to vote in favor of such proposal thereunder will be reduced to an aggregate number of shares representing 35% of the outstanding shares of Akoya Common Stock.

The Additional Akoya Voting Agreement also contemplates that, in the event that the board of directors of Akoya changes its recommendation with respect to the adoption of the Merger Agreement to be submitted to the stockholders of Akoya for approval, then the number of shares of Akoya Common Stock subject to the obligations to vote in favor of such proposal thereunder will be reduced to an aggregate number of shares equal to the product of (x) the Additional Supporting Stockholders' pro rata ownership of the total shares subject to the Akoya Voting Agreements multiplied by (y) 35% of the outstanding shares of Akoya Common Stock.

Each of the Akoya Voting Agreements also limits the ability of the applicable Supporting Stockholders to sell or otherwise transfer, encumber or grant proxies in respect of their shares of Akoya Common Stock.

The shares of Akoya Common Stock owned by the Supporting Stockholders represented approximately 55.6% of the outstanding shares of Akoya Common Stock as of April 23, 2025.

Based upon information provided by Akoya and the Supporting Stockholders, excluding Akoya Options and Akoya RSUs, the Supporting Stockholders beneficially owned, in the aggregate, 30,560,609.00 shares of Akoya Common Stock as of April 23, 2025, which represent approximately 55.6% of the shares of Akoya Common Stock issued and outstanding as of April 23, 2025. Based on information provided by the Supporting Stockholders, as of April 23, 2025, there were 3,279,766 shares of Akoya Common Stock underlying Akoya Options and 831,250 shares of Akoya Common Stock underlying Akoya RSUs, in each case held in aggregate by the Supporting Stockholders. Upon the exercise of any such Akoya Options or vesting of any such Akoya RSUs, or any other security exchangeable for any Akoya Common Stock, by a Supporting Stockholder, such shares of Akoya Common Stock acquired upon such exercise or vesting, as the case may be, shall be included under the Akoya Voting Agreement.

The foregoing descriptions of the (i) Merger Agreement and the transactions contemplated thereby, (ii) Akoya Stockholder Consent and Waiver and the transactions respectively contemplated thereby and (iii) Akoya Voting Agreements and the transactions respectively contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference, to the Original Akoya Voting Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference, to the Akoya Stockholder Consent and Waiver, which is filed as Exhibit 3 hereto and is incorporated herein by reference, and to the Additional Akoya Voting Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference.

The purpose of the Merger is for Quanterix to acquire the entire equity interest in Akoya. The Supporting Stockholders entered into the applicable Akoya Voting Agreements as an inducement to Quanterix's willingness to enter into the Merger Agreement. Upon consummation of the Merger, Akoya will become a wholly owned subsidiary of Quanterix, the shares of Akoya Common Stock will cease to be freely traded or listed, Akoya Common Stock will be de-registered under the Securities Exchange Act of 1934 (the "Exchange Act"), and Quanterix will control the board of directors of Akoya and will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of Akoya as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D/A, Quanterix does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

This Schedule 13D/A and the Schedule hereto shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed Merger, Quanterix will file with the SEC a post-effective amendment to its registration statement on Form S-4 (as so amended, the "Registration Statement"), which will contain a preliminary proxy statement of Akoya and a preliminary prospectus of Quanterix (the "Proxy Statement/Prospectus"), and each of Quanterix and Akoya have, and may in the future, file with the SEC other relevant documents regarding the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE PROPOSED MERGER. A definitive copy of the Proxy Statement/Prospectus will be mailed to Akoya stockholders when that document is final. Investors and security holders will be able to obtain the Registration Statement and the Proxy Statement/Prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC's website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix's website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya's website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, Inc., 100 Campus Drive, 6th Floor, Marlborough, MA 01752 ATTN: Chief Legal Officer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Other than those shares of Akoya Common Stock that may be deemed to be beneficially owned by operation of the Akoya Voting Agreements, the Reporting Person does not beneficially own any shares of Akoya Common Stock. For purposes of Rule 13d-3 ("Rule 13d-3") under the Exchange Act, however, as a result of entering into the Akoya Voting Agreements, the Reporting Person may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 30,560,609.00 shares of Akoya Common Stock beneficially owned in aggregate by the Supporting Stockholders as described in Item 4 of this Schedule 13D/A (the terms of which are hereby incorporated by reference). The 30,560,609.00 shares of Akoya Common Stock over which the Reporting Person may be deemed to have shared voting and dispositive power constitute approximately 55.6% of the shares of Akoya Common Stock outstanding (based on 49,875,399 shares of Akoya Common Stock outstanding as of April 23, 2025 (based on the representations made by Akoya in the Merger Agreement), but does not include shares of Akoya Common Stock underlying any Akoya Options or any Akoya RSUs held by the Supporting Stockholders). Notwithstanding the foregoing, the Reporting Person hereby disclaims beneficial ownership of such shares of Akoya Common Stock and this Schedule 13D/A shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D/A.
Number of shares as to which each person has sole or shared power to vote or dispose: Other than those shares of Akoya Common Stock that may be deemed to be beneficially owned by operation of the Akoya Voting Agreements, the Reporting Person does not beneficially own any shares of Akoya Common Stock. For purposes of Rule 13d-3 ("Rule 13d-3") under the Exchange Act, however, as a result of entering into the Akoya Voting Agreements, the Reporting Person may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 30,560,609.00shares of Akoya Common Stock beneficially owned in aggregate by the Supporting Stockholders as described in Item 4 of this Schedule 13D/A (the terms of which are hereby incorporated by reference). The30,560,609.00 shares of Akoya Common Stock over which the Reporting Person may be deemed to have shared voting and dispositive power constitute approximately 55.6% of the shares of Akoya Common Stock outstanding (based on 49,875,399 shares of Akoya Common Stock outstanding as of April 23, 2025 (based on the representations made by Akoya in the Merger Agreement), but does not include shares of Akoya Common Stock underlying any Akoya Options or any Akoya RSUs held by the Supporting Stockholders). Notwithstanding the foregoing, the Reporting Person hereby disclaims beneficial ownership of such shares of Akoya Common Stock and this Schedule 13D/A shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D/A.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D/A, there have been no transactions in the shares of Akoya Common Stock effected by the Reporting Person, or, to the best of the Reporting Person's knowledge, any person identified on Schedule A hereto, during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Supporting Stockholders, to the best of the knowledge of the Reporting Person based on the representations respectively made by each Supporting Stockholder in the applicable Akoya Voting Agreement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Akoya Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Items 3, 4 and 5 and the agreements set forth as Exhibits hereto are incorporated herein by reference. Other than the Merger Agreement and the Akoya Voting Agreements described above, to the best of the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of Akoya, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Amended and Restated Agreement and Plan of Merger, dated as of April 28, 2025, by and among Quanterix Corporation, Wellfleet Merger Sub, Inc., and Akoya Biosciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Quanterix Corporation on April 29, 2025).*

2. Voting and Support Agreement, dated January 9, 2025, by and among Quanterix Corporation and certain stockholders of Akoya Biosciences, Inc. named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Quanterix Corporation on January 10, 2025).*

3. Consent and Waiver under the Voting and Support Agreement, dated April 28, 2025, by and among Quanterix Corporation and certain stockholders of Akoya Biosciences, Inc. named therein(incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Quanterix Corporation on April 29, 2025).*

4. Voting and Support Agreement, dated as of April 28, 2025, by and among Quanterix and certain stockholders of Akoya Biosciences, Inc. named therein. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Quanterix Corporation on April 29, 2025).*

* Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any exhibits or schedules so furnished.

## Signatures
- Quanterix Corporation: /S/ VANDANA SRIRAM, Vandana Sriram, Chief Financial Officer (04/30/2025)